[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 20, 2017

VIA EDGAR Jay Williamson, Attorney Adviser Sheila Stout, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (333-213391) of Prospect Capital Corporation (the “Fund”)
Dear Mr. Williamson and Ms. Stout:
We are in receipt of oral comments provided by each of you on October 13, 2017 regarding the Fund’s Post-Effective Amendment No. 39 (the “POS 8C”) to its Registration Statement on Form N-2 (the “Registration Statement”).
The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the POS 8C discussed below. These changes are reflected in Post-Effective Amendment No. 48 (the “Amendment”) to the Fund’s Registration Statement being filed today.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Amendment.

Mr. Williamson
Ms. Stout
October 20, 2017

Accounting Comments:
1.    Please be sure to include auditor consents in the Fund’s next Registration Statement filing.
The Fund has included the necessary auditor consents in its filing.
2.    In the section entitled Selected Condensed Financial Data, the weighted average yield on debt portfolio at year end excludes equity investments and non-performing loans. Please also include the weighted average yield on the entire portfolio for each period. Please also include such yield in other places in the document to be consistent. For example, see page 46.
The requested disclosure has been added.
3.    In the risk factor, “Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies,” the Fund states that certain intercreditor agreements have “first out” and “last out” structures. Please supplementally discuss the portion of your loans that have such structures and the accounting for such loans, including how they are fair valued. If such loans are material, please consider including additional disclosure explaining the risk of such loans.
Several of the Fund’s outstanding loans are subject to intercreditor agreements that subordinate such loans to other debt (e.g., the Fund’s loan to a portfolio company may be subordinated to another loan issued by a third-party lender). However, with a few exceptions, the Fund does not currently have any outstanding loans that employ an intercreditor agreement to establish a “first out / last out” structure within the same loan. Instead, such “first out / last out” structure is established in the applicable credit agreement, rather than by means of an intercreditor agreement.
Each of the Fund’s loans that employ a “first out / last out” structure, if performing, will be valued using the income approach. The valuation will take into account the seniority of each tranche relative to the Fund’s capital structure, implied leverage at each tranche and other key terms as defined in the applicable credit agreement in determining the discount rate to apply to each loan’s expected cash flows.
If the Fund’s investment in such loans becomes material in the future, the Fund will review its disclosure and revise it as necessary.

Mr. Williamson
Ms. Stout
October 20, 2017

4.    In the section entitled “Senior Securities,” please supplementally explain why the disclosure regarding the total amount outstanding for the 2023 Notes does not match the disclosure in the audited financial statements.
The 2023 Notes were issued with an original issue discount. Accordingly, the Senior Securities table shows the gross amount outstanding and the Fund included footnote 8 to the Senior Securities table stating that “the notes are presented net of unamortized discount.”
5.    Please supplementally discuss the reason for identifying the small business loan portfolio as a company less than 5% held as opposed to identifying it as controlled entity?
The Fund, through its consolidated, wholly-owned subsidiary Prospect Small Business Lending, LLC (“PSBL”), purchases small business whole loans on a recurring basis from online small business loan originators. These small business whole loans are debt investments only and are not serviced or controlled by the Fund or PSBL. Accordingly, the Fund believes that it is appropriate to identify the small business loan portfolio as a company less than 5% held.
6.    Please confirm that the Fund has its fidelity bond and will file it as required by Rule 17g-1.
The Fund confirms that it has its fidelity bond and will file it as required by Rule 17g-1 once final documentation is received from the insurance provider.
7.    Please note that debt issuance costs for liabilities should be included on the face of the consolidated statements of assets and liabilities. Please see ASU-2015-03. The ASU specifies that “issue costs shall be reported in the balance sheet as a direct deduction from the face amount of the note” and that “[a]mortization of debt issue costs shall also be reported as interest expense.”
In accordance with ASU-2015-03, the Fund has presented these costs, except those incurred by the Revolving Credit Facility, as a direct deduction to the Fund’s Unsecured Notes. A reconciliation of deferred financing fees for each debt position is presented in detail in Note 8 to its audited financial statements, and reference is made to Note 8 to its audited financial statements. Lacking specific guidance to parenthetically disclose costs on the financial statements, industry practice more commonly discloses deferred financing costs in the footnotes. The Fund believes that its presentation and level of detail is sufficiently useful to the readers of the financials.

Mr. Williamson
Ms. Stout
October 20, 2017

8.    Please supplementally discuss the primary reason for the decline in “other income” from 2016 to 2017.
The decline is primarily due to the $12.9 million of advisory fee income recognized with the sale of Harbortouch Payments, LLC in May 2016, which was partially offset by an increase in other structuring and amendment fees generated by 2017 originations.
9.    Please supplementally discuss the reason for a negative balance for excise tax.
The negative balance for excise tax is due to a decline in previously estimated taxable income from structured credit investments (which are treated as controlled foreign corporations for U.S. tax purposes) and the shareholder dividend payout requirements.
During portions of calendar years 2015 and 2016, the broadly syndicated loan market sold off significantly, and the independent management teams of most of the Fund’s structured credit investments took advantage of the volatility in the loan market to both sell certain loans and purchase new loans at discounted prices. While the sales and purchases of such loans at similarly discounted prices did not have an economic impact on the Fund’s net investment income for financial statement purposes, the sales of underlying loans at discounted prices resulted in the immediate recognition of taxable losses, but corresponding purchases at discounted prices do not generate immediate recognition of taxable income.
Realized gains and losses on underlying individual loans within the Fund’s structured credit investments are recognized as taxable events when calculating the Fund’s allocable portion of a structured credit investment’s taxable income, and losses on sales of such assets reduce the Fund’s taxable income. Unfortunately, the required tax reporting for these investments (PFIC Annual Information Statement or Form 5471) which are prepared and distributed by respective independent management teams can be delayed as long as nine months after the tax year end of the structured credit investment. As a result of this delay in tax reporting, the Fund’s taxable income estimates did not properly capture the magnitude of the losses within the structured credit investments and the Fund over accrued excise tax for the period.
10.    For controlled investments, please supplementally discuss the primary reason for an increase in unrealized gains.
Net unrealized gains for controlled investments increased by $86.8 million during the year ended June 30, 2017. This increase was primarily the result of the following: (1) $104.2 million unrealized gains in the Fund’s REITs portfolio due to improvement operating performance at the property-level; and (2) the sale of Gulfco assets for which the Fund recognized a realized loss of $66.1 million, of which $53.1 million had been previously

Mr. Williamson
Ms. Stout
October 20, 2017

recorded as an unrealized loss as of June 30, 2016. These increases were partially offset by declines in value related to the following: (i) USES and Arctic Energy declined in value by $30.2 million and $21.0 million, respectively, due to energy-related factors as well as a decline in operating performance; and (ii) $23.8 million of unrealized losses in the Fund’s REITs online lending portfolio due to an increase in delinquent loans.
11.    In the Fund’s Consolidated Schedule of Investments, please disclose the rate on preferred stock owned by the Fund if applicable.
The Fund will disclose the rate on preferred stock owned by it if applicable going forward.
12.    The statement on page F-62 of the Fund’s audited financials states that the 2016 financials were unaudited. It seems that the audited financials were in fact included. Please revise disclosure accordingly going forward.
The Fund will revise disclosure in accordance with the comment going forward.
13.    It seems that First Tower triggered 4-08(g), but the Fund included 3-09 disclosure. Please discuss why the Fund included 3-09 disclosure instead of 4-08(g) disclosure.
Pursuant to Section 3-09 of Regulation S-X and Section 2405.3 of the Division of Corporate Finance Financial Reporting Manual, if First Tower meets the Section 3-09 text within the past three years, Section 3-09 disclosure is required for each year of the past three years. The Fund believes that including Section 4-08(g) disclosure in addition to the Section 3-09 disclosure would be redundant and would not assist investors in reviewing the Fund’s financial statements.
14.    On page F-147, in the National Property REIT Corp. financials, it states that NPRC sold 21,926 unsecured loans. Please supplementally discuss the sale of these loans.
Page F-147 states the following: “On June 22, 2017, the Company sold 21,926 of our unsecured consumer loans (with a cost of $151,472,877 and accrued interest of $1,731,129) purchased from LendingClub to LendingClub Operated Aggregator Note (LOAN) NP I, LLC (“CLUB 2017-NP1”) for proceeds of $124,528,245 net of related transaction expenses, and a trust certificate with a fair value of $30,469,823 representing a 42.71% interest in the CLUB 2017-NP1. The Company realized a gain of $1,794,051 on the sale.” This sale was part of a series of transactions to securitize the near prime unsecured consumer loans purchased from Lending Club. NPRC was one of four contributors to the securitization entity.

Mr. Williamson
Ms. Stout
October 20, 2017

15.    Please supplementally discuss the collectability of First Tower’s receivables, including the percentage of loans carried over from 2016, 2015 and 2014.
First Tower is a controlled portfolio investment company and is not a consolidated entity. The Fund expects that all receivables are collectible except to the extent an allowance has been established. First Tower is audited on an annual basis by an independent third-party engaged by First Tower’s management. First Tower’s loans have an average term length in excess of two years, which contributes to the occurrence of loans carried over from year to year.
16.    In the Fund’s Consolidated Schedule of Investments, we note that the First Tower PIK interest rate decreased from 12% to 7%. Please supplementally discuss refinancing and how First Tower was fair valued, including the discount rate used.
The Fund amended First Tower’s PIK interest rate downward from 12% to 7% effective January 3, 2017. The Fund uses the market multiple approach and discounted cash flow approach to value First Tower and there was no change to the valuation methodology used as a result of the change made to the PIK interest rate. The loan remained valued at par. The valuation impact of the refinancing was to the Fund’s equity investment in First Tower.

Disclosure Comments:
17.    On page 3 of the prospectus, please restore prior disclosure regarding the securities being “junk.” Further, if material, please disclose that the Fund’s CLO investments are primarily in the equity tranche.
The Fund has revised disclosure in accordance with the comment.
18.    Portions of your disclosure contain repeat disclosure contained elsewhere in your prospectus. Please review the prospectus and revise as necessary to eliminate unnecessarily duplicative disclosures. Specifically, please see pages 89-92.
The Fund has revised disclosure in accordance with the comment.
19.    In order for investors to better understand the organizational structure of the Fund, please consider providing a graphical representation of the Fund’s corporate structure in the Prospectus Summary section.
Unlike other business development companies that use multiple subsidiaries to issue various forms of senior securities, the Fund does not have a complicated corporate structure. The Fund formed a wholly-owned subsidiary, Prospect Capital Funding LLC (“PCF”), a

Mr. Williamson
Ms. Stout
October 20, 2017

Delaware limited liability company and a bankruptcy remote special purpose entity, which holds certain of its portfolio loan investments that are used as collateral for the revolving credit facility at PCF. Our wholly-owned subsidiary PSBL purchases small business whole loans on a recurring basis from online small business loan originators. Prospect Yield Corporation, LLC (“PYC”) holds the Fund’s investments in collateralized loan obligations. Each of these subsidiaries have been consolidated since operations commenced. Additionally, the Fund consolidates 17 wholly-owned and substantially wholly-owned holding companies formed by the Fund in order to facilitate its investment strategy. All of the Fund’s unsecured debt is held at the Fund and the Fund’s revolving credit facility is held at PCF. Accordingly, the Fund does not believe that the inclusion of such a graphical representation is necessary.
20.    In the Fees and Expense table, as per the disclosure on page 128, please include $15 in the line item and the following additional information regarding the DRIP in the footnote: The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus a $0.10 per share brokerage commissions from the proceeds. For additional information, see “Dividend Reinvestment and Direct Stock Purchase Plan.” See instruction 4 to Item 3 of Form N-2.
The Fund has revised disclosure in accordance with the comment.
21.    Please supplementally discuss whether pre-incentive fee net investment income includes fees from controlled companies. Does the control of certain portfolio companies present any advisory conflict, and if so, how is such conflict monitored to safeguard stockholder interests?
Income from controlled companies are included in the Fund’s incentive fee calculation. The Fund does not believe that controlling a company has any more risk of an advisory conflict than holding any other portfolio investment. The Fund’s Board of Directors are fully apprised by management of portfolio investment decisions with respect to controlled investments. Further, the Fund has the following risk factors in the prospectus that cover a number of conflicts regarding the incentive fee: “Potential conflicts of interest could impact our investment returns,” “Our incentive fee could induce Prospect Capital Management to make speculative investments,” and “We may be obligated to pay our Investment Adviser incentive compensation even if we incur a loss.”

Mr. Williamson
Ms. Stout
October 20, 2017

22.    Please include in the Fund’s Management’s Discussion and Analysis of Financial Condition and Results of Operations tables showing meaningful portfolio statistics, such as weighted average yield on originations, and include a narrative relating to future events, trends and uncertainties with respect to the Fund’s investments, as set forth in the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.
While the Fund believes its current disclosure is appropriate and in compliance with the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, the Fund will review its disclosure in light of such guidance and revise disclosure accordingly in future Form 10-Q and Form 10-K filings.
23.    On page 56, the Fund uses the term “near prime” with respect to borrowers with a FICO score of 580 to 659. Please include a parenthetical that a portion of such “near prime” borrowers are sub-prime.
The Fund has revised disclosure in accordance with the comment.
24.    NPRC has a number of properties in Florida. Please note any material impairments on those properties that may have occurred due to hurricanes or otherwise.
As of the date hereof, NPRC has no material impairments on its properties.
25.    Page 58 of the prospectus states, “…partially offset by a decline in our online lending portfolio value resulting from an increase in delinquent loans.” If material, please disclose the amount in dollars and the percentage of delinquent loans. To the extent that the delinquency rate materially changes, please disclose such changes.
The Fund disclosed $23.8 million of unrealized losses in the REITs online lending portfolio due to an increase in delinquent loans. The Fund will disclose the delinquency rates if material going forward.
26.    On page 66, the prospectus states that NAV per share decreased by $0.30. Where appropriate, please include disclosure the Fund’s dividend policy.
The Fund has included a cross reference to its distribution policy, which is in the section entitled “Distributions.” As disclosed, the Fund’s ability to pay distributions could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants. Distributions, if any, will be determined by the Fund’s Board of Directors. Please also see the Fund’s risk factor titled “There is a risk that you

Mr. Williamson
Ms. Stout
October 20, 2017

may not receive distributions or that our distributions may not grow over time” as well as a number of other risk factors regarding the Fund’s ability to pay distributions.
27.    On page 68, the Fund states that the increase in non-performing assets contributed to the decline in average interest income producing assets. Further, on page 70, the Fund states that loans on non-accrual status increased. Please supplementally discuss why these two increases occurred.
The following loan investments were placed on non-accrual status during the fiscal year ended 6/30/2017: Edmentum Ultimate Holdings LLC, Unsecured Junior PIK note (“Edmentum Junior PIK Loan”), Nixon, Inc. (“Nixon”) and United Sporting Companies, Inc. The Edmentum Junior PIK Loan was placed on non-accrual status due to the company’s declining revenue base and uncertainty surrounding the company’s ability to repay the Junior PIK note at principal plus accrued PIK interest at maturity. Nixon was placed on non-accrual status due to a significant decline in operating performance and an inability to make scheduled interest payments on the term loan. In the second quarter of 2017, Nixon entered a restructuring transaction and the lender group obtained 100% of the equity in the business. United Sporting Companies, Inc. was placed on non-accrual status based on a decline in operating performance driven by the loss of a significant customer and decline in demand experienced by the broader firearms industry.
28.    On page 111, the Fund discloses its Board of Directors’ considerations regarding the renewal of the Investment Advisory Agreement. Please provide more detail regarding future approvals, particularly relating to any existing and potential sources of indirect income to Prospect Capital Management or Prospect Administration from their relationships with the Fund and the profitability of those relationships reviewed by the Board of Directors.
The Fund is not privy to any additional detail on this topic, which involves private discussions between the independent directors and their outside counsel. The Fund has conveyed this comment to the independent directors and their outside counsel. Further, the Fund respectfully advises the staff that Instructions 6.e. and 6.f. to Item 24 of Form N-2 do not apply to a business development company because business development companies do not provide annual and semi-annual reports to shareholders pursuant to Section 30(e) of the 1940 Act and the rules thereunder.
29.    Please note that Item 404 of Regulation S-K requires disclosure of certain related party transactions, including the approximate dollar value of such transactions. In certain circumstances, the Fund should include transactions with portfolio companies. Under the section entitled Certain Relationships and Transactions, please include the disclosure required by Item 404 or include cross-references as appropriate.

Mr. Williamson
Ms. Stout
October 20, 2017

The Fund has included cross-references to Note 13. Related Party Agreements and Transactions and Note 14. Transactions with Controlled Companies to its audited financial statements as well as a cross reference to its Management’s Discussion and Analysis of Financial Condition and Results of Operations.
30.    Please supplementally explain how the Fund’s year-end portfolio complies with the asset diversification requirements under Subchapter M of the Code.
In accordance with Subchapter M, the Fund assesses that its asset portfolio meets the diversification requirements at the close of both tax and fiscal quarter end.

For the 50% asset diversification test as of May 31, 2017, the value of First Tower, NPRC and IWCO represented greater than 5% of the Fund’s assets. The Fund does not own more than 10% of the outstanding voting securities of IWCO and, therefore, this investment was not excluded from Qualifying Assets. However, the Fund owns more than 10% of First Tower and NPRC’s outstanding voting securities and, therefore, those assets were excluded from the asset diversification conclusion:

The 50% Asset Diversification Test
Cash and cash items (including receivables)	$149,871,532
Government securities	-
Securities of other RICs	-
Other securities (Investments at FMV and Prepaid Expenses)	6,030,554,882
Total Assets	6,180,426,415

Less: First Tower	(349,425,148)
Less: NPRC	(953,331,301)
Total Non-Qualifying Assets	(1,302,756,449)

Total Qualifying Assets	4,877,669,965
Total Assets	6,180,426,415
% of Qualifying Assets to Total Assets	78.92%

For the 25% asset diversification test as of May 31, 2017, no issuer, or two or more issuers, which the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, resulted in more than 25% of the value of assets:

Mr. Williamson
Ms. Stout
October 20, 2017

The 25% Asset Diversification Test
Investment Industry	FMV as % of Fund Assets
Aerospace & Defense	1.31%
Air Freight & Logistics	0.91%
Auto Components	0.51%
Capital Markets	0.25%
Chemicals	0.28%
Commercial Services & Supplies	5.40%
Construction & Engineering	0.54%
Consumer Finance	8.06%
Distributors	2.20%
Diversified Consumer Services	3.12%
Diversified Telecommunication Services	0.07%
Electronic Equipment, Instruments & Components	0.85%
Energy Equipment & Services	2.52%
Equity Real Estate Investment Trusts (REITs)	9.60%
Health Care Providers & Services	7.00%
Hotels, Restaurants & Leisure	1.91%
Household Durables	2.43%
Internet & Direct Marketing Retail	0.37%
Internet Software & Services	3.65%
IT Services	0.33%
Leisure Products	2.36%
Machinery	0.62%
Marine	0.15%
Media	7.71%
Metals & Mining	0.17%
Online Lending	6.35%
Paper & Forest Products	0.19%
Personal Products	3.21%
Pharmaceuticals	1.98%
Professional Services	0.94%
Software	0.83%
Specialty Retail	0.00%
Textiles, Apparel & Luxury Goods	4.87%
Tobacco	0.24%
Trading Companies & Distributors	1.07%
Structured Finance	18.00%
Grand Total	100.00%

Mr. Williamson
Ms. Stout
October 20, 2017

31.    Please supplementally explain the “due to broker” line item in the Fund’s consolidated statement of assets and liabilities.
As disclosed in the “Significant Accounting Policies” section of the Fund’s Form 10-K, amounts for investments traded but not yet settled are reported in Due to Broker, in the Consolidated Statements of Assets and Liabilities. The Due to Broker balance of $50.4 million reported as of June 30, 2017 was for two CLO investments traded prior to June 30, 2017 and settled in July 2017.
32.    At June 30, 2017, the Fund had 71.75% invested in “qualifying assets” as defined in Section 55(a) of the 1940 Act. To the extent material, please include disclosure to address the Fund’s limited ability to invest in non-qualifying assets. Please discuss the higher yields or better results of non-qualifying assets if applicable.
The Fund’s prospectus already includes the following risk factor, which the Fund believes sufficiently covers the material risks to the Fund regarding investments in non-qualifying assets: “If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.”

* * * * *

Mr. Williamson
Ms. Stout
October 20, 2017

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins

Richard Prins